

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2026

Scott Swann
Chief Executive Officer
Rank One Computing Corp dba ROC
1290 Broadway, Suite 1200
Denver, CO 80203

> **Re: Rank One Computing Corp dba ROC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on January 12, 2026**
> **File No. 333-291913**

Dear Scott Swann:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Consolidated Financial Statements of Rank One Computing Corporation
Balance Sheets as of September 30, 2025 (Unaudited) and December 31, 2024, page F-2

1. We note that on January 8, 2026, you effected a 167-to-1 forward stock split of the issued and outstanding common shares. Please explain why the par value of your common shares remained at $0.01 per share and was not impacted, which resulted in an increase in the balance of "common stock" at September 30, 2025 and December 31, 2024, or revise.

Report of Independent Registered Public Accounting Firm, page F-20

2. The opinion of your independent auditor references a <u>future</u> date of January 26, 2026 as it relates to Notes 2, 6 and 11, which does not agree to the opinion date referenced in the auditor's consent. Please revise.

       Please contact Chen Chen at 202-551-7351 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Technology

cc: Soyoung Lee